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3mo • Edited •

Update on our Wefunder campaign! 🎉 We're excited to share that we've received over $10 million in reservations from more than 2,500 investors to date!

See our latest campaign update for more details 👇


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Wefunder Campaign Update - $10M+ of Interest in Just 2 Months!

wefunder.com • 2 min read